

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 7, 2013

<u>Via E-mail</u>
OC Kim
President
Franklin Wireless Corp.
6205 Lusk Blvd.
San Diego, CA 92121

      Re: **Franklin Wireless Corp.**
             Item 4.01 Form 8-K
             Filed December 26, 2012
             File No. 001-14891

Dear Mr. Kim

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Robert S. Littlepage for

                        Larry Spirgel
                        Assistant Director